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800 Nicollet Mall                                               RICHARD J. ERTEL
BC-MN-HO5F                                                               COUNSEL
Minneapolis, MN 55402                                Direct line: (612) 303-7987
                                                            Fax:  (612) 303-4223


August 14, 2007

Ms. Kimberly Browning                                         VIA EDGAR
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:     First American Investment Funds, Inc.
        SEC File Nos. 033-16905 and 811-05309
        Response to Staff Comments on Preliminary Proxy Statement (Form PRE 14A) Filed with the Commission on August 2, 2007

Dear Ms. Browning:

The purpose of this letter is to respond to the comments that you transmitted by telephone on August 10, 2007 regarding the preliminary proxy statement for the above-listed registrant (the "Registrant"), related to International Fund (the "Fund"), a series of the Registrant. Following is our response to your comments, which appear in bold-face type below.

1. PLEASE CLARIFY THAT THE ADVISOR HAS AN EXISTING SUB-ADVISORY RELATIONSHIP ON BEHALF OF THE FUND.

     In the third sentence of the first paragraph under "Background" on page 2 of the proxy statement we indicate that the Fund is currently managed by a sub-advisor. In the third paragraph under "Description of the Manager-of-Managers Structure" on page 3, there is a discussion of the current sub-advisor. In addition to this disclosure, we have made the following changes to address the Staff's comment.

     In the first paragraph under "Description of the Manager-of-Managers Structure" on page 3 of the proxy statement, the first sentence has been modified to read as follows:

         Use of a manager-of-managers structure would permit the Advisor, as the Fund's investment manager, to add or replace unaffiliated sub-advisors, and enter into and amend sub-advisory agreements with unaffiliated sub-advisors on behalf of the Fund without shareholder approval.

     In that same paragraph, the last sentence has been modified to read as follows:

         If shareholders approve the proposal authorizing a manager-of-managers structure for the Fund, the Board would be able to act more quickly and with less expense to add or replace unaffiliated sub-advisors, in instances in which the Board and the Advisor believe


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         that the addition or replacement would be in the best interests of the
         Fund and its shareholders.

     The second sentence of the following paragraph has also been modified to read as follows:

         However, the Board will continue to oversee the sub-advisor selection process to help ensure that the interests of shareholders are protected whenever the Advisor would seek to add or replace a sub-advisor or modify a sub-advisory agreement.

2. DO YOU CONTEMPLATE USING A PERFORMANCE-FEE STRUCTURE TO COMPENSATE SUB-ADVISORS TO THE FUND? IF YES, PLEASE PROVIDE DISCLOSURE DESCRIBING SUCH STRUCTURE IN THE PROXY STATEMENT. IF NO, PLEASE STATE AS SUCH IN YOUR RESPONSE.

     We do not contemplate using a performance fee structure to compensate sub-advisors to the Fund.

3. EXPLAIN IN THE PROXY STATEMENT THAT IF FUTURE SUB-ADVISORS AGREE TO MANAGE THE FUND'S ASSETS FOR A LESSER FEE THAN THE CURRENT SUB-ADVISOR, THE BENEFIT OF SUCH LESSER FEE WILL NOT INURE TO THE BENEFIT OF THE FUND OR ITS SHAREHOLDERS GIVEN THAT THE ADVISORY FEE BETWEEN THE FUND AND THE ADVISOR WOULD REMAIN UNCHANGED.

     We have added the following disclosure at the end of the second paragraph under "Description of the Manager-of-Managers Structure" on page 3 of the proxy statement.

         If the Advisor negotiates a decrease in the sub-advisory fee paid to any sub-advisor, such a decrease would not affect the investment management fee paid by the Fund to the Advisor. The Advisor would effectively retain more of the investment management fee for itself.

In connection with the review of the above-referenced filing by the staff of the Securities and Exchange Commission (the "Commission"), the Registrant hereby acknowledges that:

     1. The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing.
     2. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
     3. The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need anything further, please contact me at your earliest convenience at 612-303-7987. Thank you for your help.


                                           Sincerely,

                                           /s/ Richard J. Ertel

                                           Richard J. Ertel
                                           Assistant Secretary to the Registrant